

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2020

Thomas Wilkinson
Chief Executive Officer
Sonim Technologies, Inc.
6836 Bee Cave Road
Building 1, Suite 279
Austin, Texas 78746

   Re: Sonim Technologies, Inc.
     Draft Registration Statement on Form S-1
     Submitted on May 11, 2020
     CIK No. 1178697

Dear Mr. Wilkinson:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing